Correspondence

HANGOVER JOE’S HOLDING CORP.
9457 S. University, #349
Highlands Ranch, Colorado  80126
Fax:  888-274-9892

January 28, 2013

Via Facsimile & U.S. Mail

Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Hangover Joe’s Holding Corp. (the “Company”) Form 10-K for fiscal year ended December 31, 2011 Filed March 30, 2012 File No. 0-52533

Dear Mr. Woody:

This letter is in response to your comment letter dated January 14, 2013.  The Company’s response to your comment is set forth below.

Definitive Proxy Statement

General

Comment 1:
We note your response to prior comment 1 and reissue the comment.  The financial information provided within Note 14 of the Form 10-Q for the period ended June 30, 2012 contains only balance sheet and income statement information and does not purport a full set of unaudited interim financial statements and footnotes.

Response:   On July 25, 2012, Accredited Members Holding Corporation (AMHC), an operating, Smaller Reporting Company, acquired Hangover Joe’s, Inc. (HOJ), and AMHC changed its name to Hangover Joe’s Holding Corporation. These events were reported in a Form 8-K on July 30, 2012. AMHC had previously filed a Definitive Proxy Statement on June 12, 2012, which included audited financial statements of HOJ as of and for the years ended December 31, 2011 and 2010, and unaudited, interim period financial statements as of and for the three-month periods ended March 31, 2012 and March 31, 2011.

Previous to, and on the date of the acquisition (July 25, 2012), AMHC was defined as a Smaller Reporting Company and was not a Shell Company, as defined by SEC Rule 144(i)(1). AMHC followed the instructions to Item 9.01 of Form 8-K regarding financial statements of the business acquired (HOJ) and made reference in the Form 8-K to the Proxy Statement filed on June 12, 2012, which included the audited financial statements of HOJ for the years ended December 31, 2011 and 2010, and the unaudited March 31, 2012 and 2011 interim financial statements. The March 31, 2012, interim financial statements were determined to meet the age of financial statements requirements under Item 9.01 of Form 8-K and Rule 8-03 of Regulation S-X, as such financial statements were within 135 days of the date that the Form 8-K reporting the acquisition was filed; therefore, the Company determined that June 30, 2012, interim financial statements were not required to be provided in the Form 8-K.

           We hope we have adequately addressed your comments.  Please contact our legal counsel, Theresa M. Mehringer, Esq., at 303-796-2626 or via e-mail at tmehringer@bfwlaw.com if you need more information or have additional comments.

Respectfully submitted

HANGOVER JOE’S HOLDING CORP.

/s/   Michael Jaynes

Michael Jaynes, Chief Executive Officer
mike@hangoverjoes.com

cc:           Theresa M. Mehringer, Esq.
(via: tmehringer@bfwlaw.com)
Robert J. Devers, Controller
(via: rjdevers@msn.com)